September 14, 2016

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Juniper Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 10, 2016

File No. 001-10352

Dear Mr. Rosenberg:

Reference is made to the letter dated August 31, 2016 setting forth the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the Year Ended December 31, 2015 (the “Annual Report”) filed by Juniper Pharmaceuticals, Inc. (the “Company”) with the Commission on the date set forth above.

As discussed with you, the Company is currently preparing its response to the Staff’s comments, but requires additional time to coordinate the needed input and analysis of various sources, including the Company’s auditors and legal counsel. The Company therefore requests an extension of two weeks from the initial deadline of September 15, 2016. The Company intends to submit a response on or before September 29, 2016. We understand, based on our discussions, that this extension request will be acceptable.

Please contact me at (617) 639-1516 if you have any further questions regarding this matter. Thank you for your time and attention.

Very Truly Yours,

/s/ George O. Elston
George O. Elston
Chief Financial Officer